news release

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda



To: Business Editor

For immediate release

MANDARIN ORIENTAL INTERNATIONAL LIMITED
REDEMPTION OF 6.75% CONVERTIBLE BONDS DUE 2005 AND RESULTS ANNOUNCEMENT DATE

22nd December 2004 – Mandarin Oriental International Limited today announced that the 6.75% Convertible Bonds due 2005 issued by the Company (ISIN: XS0108385682 & XS0108386144) will mature on 23rd March 2005. In accordance with the terms and conditions of the Convertible Bonds, the last date prior to maturity for conversion by holders of the Convertible Bonds into ordinary shares of the Company will be on 23rd February 2005.

In view of the maturity date of the Convertible Bonds and the final conversion date, the Company will bring forward the announcement of its financial results for the year ending 31st December 2004 to 16th February 2005.

Full details of the conversion and redemption procedures are available from Deutsche Bank AG London at Winchester House, 1 Great Winchester Street, London EC2N 2DB (Fax No. 44 207 547 6149).

Mandarin Oriental Hotel Group is the award-winning owner and operator of some of the world's most prestigious hotels and resorts, currently operating 21 luxury hotels with a further five under development in Hong Kong, Riviera Maya, Mexico and Tokyo (2005), Prague (2006) and Boston (2007). In total, Mandarin Oriental now operates, or has under development, approximately 8,000 rooms in 14 countries with 12 hotels in Asia, nine in The Americas and five in Europe. Mandarin Oriental International Limited is a publicly listed company and is a member of the Jardine Matheson Group.



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Issued by: Mandarin Oriental Hotel Group International Limited
281 Gloucester Road, Causeway Bay, Hong Kong

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
John R. Witt (852) 2895 9131
e-mail: johnw@mohg.com

Jill Kluge 44 (20) 7529 9600
e-mail: jillk@mohg.com

Sally de Souza (852) 2895 9160
e-mail: sallydes@mohg.com

Golin/Harris Forrest
Kennes Young (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.